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                                                               Page 1 of 4 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             SEI INVESTMENTS COMPANY
                             -----------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   784117 10 3
                                   -----------
                                 (CUSIP Number)

                           N. JEFFREY KLAUDER, ESQUIRE
                           MORGAN, LEWIS & BOCKIUS LLP
                                ONE LOGAN SQUARE
                           PHILADELPHIA, PA 19103-6993
                                  215-963-5694
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                     6/8/95
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 784117 10 3     AMENDMENT NO. 3 TO SCHEDULE 13D      Page 2 of 4 Pages




1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ALFRED P. WEST, JR.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                           (b) / /
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*
                  PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) / /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES OF AMERICA
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                           7        SOLE VOTING POWER
   NUMBER OF                        4,302,803  SHARES
     SHARES       -------------------------------------------------------------
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                        0
       EACH       -------------------------------------------------------------
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                         4,302,803 SHARES
       WITH       -------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,302,803 SHARES
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.3%
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14    TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP NO. 784117 10 3     AMENDMENT NO. 3 TO SCHEDULE 13D      Page 3 of 4 Pages



         Reference is made to Schedule 13D previously filed under date of March 14, 1984 by Alfred P. West, Jr. relating to the common stock, $.01 par value (the "Common Stock"), of SEI Investments Company (the "Issuer"), as amended by Amendment No. 1 filed separately under date of December 30, 1991, and as amended by Amendment No. 2 filed separately under date of April 9, 1998. This Amendment No. 3 is being filed by Alfred P. West, Jr. to reflect the sale of 100,000 shares to the Company on May 4, 1998, and to include 18,000 shares underlying options held by a trust of which Mr. West is the trustee which were inadvertently not included in Amendment No. 2. Mr. West hereby amends the
Schedule 13D as follows:

Item 4.           PURPOSE OF TRANSACTION

         The shares were originally purchased for the purposes of investing in the growth of the Issuer, providing capital to the Issuer and maintaining control of the Issuer.

         Mr. West has no plans or proposals that relate to or would result in any of the events described in subparagraphs (a) through (i) of Item 4 of
Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Mr. West beneficially owns and has sole power to vote and dispose of 4,302,803 shares of Common Stock, constituting 24.3% of the total shares of Common Stock outstanding. This includes 18,000 shares which may be acquired by a trust of which Mr. West is the trustee upon exercise of stock options exercisable within 60 days. This does not include 4,000 shares owned by Mr. West's spouse and 816,734 shares owned by a trust for the benefit of Mr. West's children of which Mrs. West is a trustee, with respect to which shares Mr. West disclaims beneficial ownership.






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                                                               Page 4 of 4 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                        May 14, 1998
                                                 ---------------------------
                                                           (Date)


                                                   /s/ Alfred P. West, Jr.
                                                 ---------------------------
                                                         (Signature)


                                                      Alfred P. West, Jr.
                                                 ---------------------------